August 12, 2019

Jeff Epstein
Co-Chief Executive Officer
Apex Technology Acquisition Corp
533 Airport Blvd
Suite 400
Burlingame, CA 94010

       Re: Apex Technology Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted July 16, 2019
           CIK No. 0001777921

Dear Mr. Epstein:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 16, 2019

Our Company, page 2

1. Please revise to explain the bases upon which Kyriba, Uber, and Slack "have rewarded their stockholders handsomely" and the source of your information. We also note that
       Kyriba is a private company, so the basis for this statement is particularly unclear. Please also indicate what impact, if any, the successes of these companies would have on your proposed business operations.
General

2. Please supplementally provide us with copies of all written communications, as defined in
 Jeff Epstein
Apex Technology Acquisition Corp
August 12, 2019
Page 2
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Michael Henderson at 202-551-3364 or Hugh West, Accounting Branch
Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Pamela Long, Assistant
Director, at 202-551-3765 with any other questions.



FirstName LastNameJeff Epstein                                 Sincerely,
Comapany NameApex Technology Acquisition Corp
                                                               Division of
Corporation Finance
August 12, 2019 Page 2                                         Office of
Financial Services
FirstName LastName